United States securities and exchange commission logo





                            May 23, 2022

       John F. Erhard
       Chief Executive Officer
       ArcLight Clean Transition Corp. II
       200 Clarendon Street, 55th Floor
       Boston, Massachusetts 02116

                                                        Re: ArcLight Clean
Transition Corp. II
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed May 12, 2022
                                                            File No. 333-262583

       Dear Mr. Erhard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2022 letter.

       Amendment No. 4 to Registration Statement on Form S-4

       Sources and Uses of Funds, page 41

   1. We note your response to prior comment 1, and your disclosure that assuming that additional PIPE
Investors do not enter into amendments to their Subscription Agreements extending the
expiration date of such agreements, only 11,080,600 shares of Class A
                                                        Common Stock will be
issued to PIPE Investors yielding $110,806,000. Please revise your disclosure
throughout your prospectus, including your related risk factor disclosure on page 105, to clarify
the impact on the registrant   s ability to meet the Minimum Cash
                                                        Proceeds condition.
 John F. Erhard
FirstName  LastNameJohn
               Transition F. Erhard
ArcLight Clean            Corp. II
Comapany
May        NameArcLight Clean Transition Corp. II
     23, 2022
May 23,
Page 2 2022 Page 2
FirstName LastName
Unaudited Pro Forma Combined Financial Information, page 199

2. We note the resignations of Citigroup Global Markets Inc., Barclays Capital Inc., BofA
         Securities Inc., and Credit Suisse Securities. Please expand your disclosures associated with the pro forma information that begins on page 199 to fully describe the implications of these resignations on your ability to complete the transaction as currently described in the registration statement. For example, please address the following points.

                Describe the services that you had arranged to obtain from the financial advisors that are yet to be provided in order to earn the fees that you indicate would be forfeited, and disclose what consideration was given to hiring new financial advisors.

                Identify any facets of the minimum and maximum redemption scenarios that could change as either a direct or indirect result of the resignations.

                Describe the extent to which the availability of financing that is currently contemplated could be curtailed, how you would expect to manage such change, and indicate the thresholds at which the transaction may not proceed if this becomes a possibility.

Index to Financial Statements, page F-1

3. Please revise to provide updated financial statements and related disclosures for Arclight
         Clean Transition Corp II and OPAL Fuels LLC as required by Item 8-08 of Regulation S-
         X.
General

4. Please discuss the potential impact on the transaction related to the resignation of
         Citigroup Global Markets Inc., Barclays Capital Inc., BofA Securities Inc., and Credit
         Suisse Securities. As examples, we note the following from your disclosures:

                Citigroup Global Markets Inc. and Barclays Capital Inc. were underwriters for the initial public offering of the registrant, are advising or have advised on the business combination transaction with OPAL Fuels, and are placement agents for the PIPE transaction.

                BofA Securities Inc. and Credit Suisse Securities (USA) LLC are advising or have advised OPAL Fuels on the business combination transaction, and are placement agents for the PIPE transaction. In this regard, we note your disclosure on page 16
              regarding the role of ArcLight   s financial advisors in enabling
ArcLight   s officers
              and directors to make the necessary analyses and determinations regarding the business combination, and your disclosure that investors will be relying solely on the
              judgment of ArcLight   s officers, board of directors and
advisors in valuing OPAL
 John F. Erhard
FirstName  LastNameJohn
               Transition F. Erhard
ArcLight Clean            Corp. II
Comapany
May        NameArcLight Clean Transition Corp. II
     23, 2022
May 23,
Page 3 2022 Page 3
FirstName LastName
              Fuels    business.

                Disclosures in the Background of the Business Combination Agreement section starting on page 113 appear to describe the involvement of the respective financial advisors in discussions related to this business combination.

                Disclosure regarding the beneficial ownership of shares of ArcLight common stock by Barclays PLC, Barclays Bank PLC and Barclays Capital Inc., and your disclosure on page F-60 that Bank of America N.A., Citi Bank N.A., and Barclays Bank PLC
              are lenders under the OPAL term loan, with Bank of America as administrative agent.
5. If any of the withdrawing financial advisors advised ArcLight Clean Transition Corp. II on the business combination and related transactions, please add a risk factor that the board of directors of ArcLight engaged with advisors who assisted in their consideration of the transaction who have subsequently withdrawn, and explain whether the board has undertaken any additional procedures in reviewing the recommendation in light of the withdrawal of its advisors on whom it relied. If not, the board should disclose that its advisors resigned and it opted not to revisit the projections and other financial information on which they advised.
6.       If any of the withdrawing financial advisors advised OPAL Fuels on the business
         combination and related transactions, please disclose the role of such financial advisor in preparing the financial information shared with ArcLight, as applicable, and disclose whether the board of directors of ArcLight or OPAL Fuels considered assessing the
         financial information again in light of the financial institution   s
unwillingness to be
         associated with it in any way. Please also disclose that a resignation signifies that the financial institution is unwilling to be associated with the underlying work and disclosure;
         accordingly, investors should not place any reliance that any third party has participated in the preparation or analysis of this information.
7.       We note your disclosure under    Expenses    on page 132 that the
transaction expenses
         related to the Business Combination includes $24.9 million in aggregate fees due to
         ArcLight   s and OPAL Fuels    financial advisors for the transaction,
including deferred
         underwriting commissions from ArcLight   s initial public offering,
and your statement that
         in the event that such advisors resign or withdraw from the transaction and waive their fees in whole or in part, the amount of cash remaining on the balance sheet at the consummation of the Business Combination would be increased by a commensurate amount. We also note similar disclosure in your prospectus summary on pages 41 and 42 regarding sources and uses of funds with respect to $15.5 million in aggregate fees due to
         ArcLight   s financial advisors for the transaction. Please disclose
whether the fees paid or
         due to Citigroup Global Markets Inc., Barclays Capital Inc., BofA Securities Inc., or
         Credit Suisse Securities have been waived or forfeited. If so, to the extent that such fees relate to services that have already been rendered, please add a risk factor that discloses that such services have already been rendered, yet the financial advisors are waiving such
 John F. Erhard
FirstName  LastNameJohn
               Transition F. Erhard
ArcLight Clean            Corp. II
Comapany
May        NameArcLight Clean Transition Corp. II
     23, 2022
May 23,
Page 4 2022 Page 4
FirstName LastName
         fees and disclaim responsibility for the Form S-4 registration statement. Clarify the unusual nature of any such fee waiver and the impact of it on the evaluation of the business combination. If any fees will be waived or forfeited, please also revise, as appropriate, your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.
8. Please tell us whether you are aware of any disagreements with Citigroup Global Markets
         Inc., Barclays Capital Inc., BofA Securities Inc., or Credit Suisse Securities regarding the disclosure in the financial statements in the Form S-4 registration statement.
9. Please tell us whether Citigroup Global Markets Inc., Barclays Capital Inc., BofA
         Securities Inc., or Credit Suisse Securities were involved in the preparation of any disclosure that is included in the registration statement, including any analysis underlying the disclosure in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the projected financial information of
         OPAL Fuels beginning on page 141. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of OPAL Fuels and that they disclaim any liability in connection with such disclosure included in the registration statement.
10. Please provide us with any correspondence between (1) Citigroup Global Markets Inc.,
         Barclays Capital Inc., BofA Securities Inc., or Credit Suisse Securities and (2) ArcLight or
         OPAL Fuels relating to the resignation of such firms.
11. Please provide us with the engagement letters with Citigroup Global Markets Inc.,
         Barclays Capital Inc., BofA Securities Inc., and Credit Suisse Securities. Please disclose any ongoing obligations of ArcLight or OPAL Fuels pursuant to the engagement letters that will survive the termination of the engagement, such as indemnification provisions, and discuss the impacts of those obligations on ArcLight and OPAL Fuels in the registration statement.
12. Please provide us with a letter from each of Citigroup Global Markets Inc., Barclays
         Capital Inc., BofA Securities Inc., and Credit Suisse Securities stating whether they agree with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with such firms and they either agree or do not agree with the conclusions and the risks associated with such outcome. If any such firm does not respond, please revise your disclosure to indicate you have asked and not received a response and include disclosure about such fact and the risks to investors.
         Additionally, please indicate that you will not speculate about the reasons that any such firm withdrew from its role as financial advisor and forfeited its fees, if applicable, after doing substantially all the work to earn its fees, as applicable.
 John F. Erhard
ArcLight Clean Transition Corp. II
May 23, 2022
Page 5
13.   Please revise to disclose the following:

             When a financial institution is named in a proxy statement/prospectus such as this, it typically presumes a level of due diligence and independent analysis on the part of such financial institution, and it also typically means that a financial institution has done a level of due diligence ordinarily associated with a professional engagement.

             By withdrawing, Citigroup Global Markets Inc., Barclays Capital Inc., BofA
           Securities Inc., and Credit Suisse Securities are indicating that such firms do not want to be associated with the disclosure or the underlying business analysis related to the transaction. Accordingly, investors should not place any reliance on the fact that financial institutions have been previously involved with this transaction.

       You may contact Mark Wojciechowski at (202) 551-3759 or John Cannarella at (202)
551- 3337 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special
Counsel, at (202) 551-3584 with any other questions



                                                             Sincerely,
FirstName LastNameJohn F. Erhard
                                                             Division of
Corporation Finance
Comapany NameArcLight Clean Transition Corp. II
                                                             Office of Energy &
Transportation
May 23, 2022 Page 5
cc:       Julian Seiguer
FirstName LastName